Financial Statements
(with Independent Auditor's Report)

Mysk Orlando Growth Fund, LLC

As of and for the Inception Period of February 27, 2024 through May 22, 2024

Mysk Orlando Growth Fund, LLC

Table of Contents

Brent D. Barnes, CPA

Independent Auditor's Report

To Management
Mysk Orlando Growth Fund, LLC

Opinion

We have audited the accompanying financial statements of Mysk Orlando Growth Fund, LLC (the "Company"), which comprise the balance sheet as of May 22, 2024 and the related statements of operations, members' equity, and cash flows for the inception period of February 27, 2024 through May 22, 2024, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of May 22, 2024, and the results of its operations and its cash flows for the inception period of February 27, 2024 through May 22, 2024 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company is newly formed and is commencing operations. For the inception period of February 27, 2024 through May 22, 2024, the Company has incurred a loss from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements (continued)

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Brent Barnes

Brent D. Barnes, CPA
Lake Forest, California
May 24, 2024

Mysk Orlando Growth Fund, LLC
Balance Sheet

As of May 22, 2024

Assets		
Current assets		
Cash	$	1,741
Total assets	$	1,741
Liabilities and Members' Equity		
Current liabilities		
Accounts payable	$	16,500
Total liabilities		16,500
Members' equity		
Class A shares, 1,000,000 shares authorized, 0 shares issued		-
Class B shares, 10,000 shares authorized, 0 shares issued		-
Retained earnings (deficit)		(14,759)
Total members' equity		(14,759)
Total liabilities and members' equity	$	1,741

Mysk Orlando Growth Fund, LLC
Statement of Operations

For the Inception Period of February 27, 2024 through May 22, 2024

Revenues	$ -
Operating expenses	
Professional fees	3,259
Start-up and organizational costs	11,500
Total operating expenses	14,759
Net income (loss)	$ (14,759)

Mysk Orlando Growth Fund, LLC
Statement of Members' Equity

As of and for the Inception Period of February 27, 2024 through May 22, 2024

	Class A		Class B		Retained	Total Members'
	Shares	Amount	Shares	Amount	Earnings (Deficit)	Equity
Balance, February 27, 2024 (inception)	-	$ -	-	$ -	$ -	$ -
Net income (loss)	-	-	-	-	(14,759)	(14,759)
Balance, May 22, 2024	-	$ -	-	$ -	$ (14,759)	$ (14,759)

Mysk Orlando Growth Fund, LLC
Statement of Cashflows

For the Inception Period of February 27, 2024 through May 22, 2024

Cash flows from operating activities		
Net income (loss)	$	(14,759)
Adjustments to reconcile changes in net income		
to net cash from operating activities:		
Increase (decrease) in cash from changes in:		
Accounts payable		16,500
Net cash from operating activities		1,741
Net increase in cash		1,741
Cash, beginning of year		-
Cash, end of year	$	1,741
Supplemental Disclosures		
Cash paid for interest	$	-
Income tax paid	$	-

Mysk Orlando Growth Fund, LLC
Notes to the Financial Statements

For the Inception Period of February 27, 2024 through May 22, 2024

Note 1: Nature of Business

The Company organized as a limited liability company under the laws of the State of Delaware on February 27, 2024. The Company's operations focus on acquiring, managing, and renting condominium properties located in Orlando, Florida. As of May 22, 2024, the Company has not acquired or manage any properties.

The Company's operations are governed by the LLC Operating Agreement. Capital contributions, member distributions, and allocations of income/loss to the members are made in accordance with the provisions of the Company's operating agreement.

Going Concern

The Company is newly formed and has incurred a loss from operations since inception. As of May 22, 2024, the Company had decreasing working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern (Note 3). The Company intends to raise funds for its operations with capital raised from a crowdfunding offering (Note 4) and commence its property acquisition and management operations. These financial statements and related notes do not include any adjustments that might result from these uncertainties.

Note 2: Summary of Significant Accounting Principles

Basis of Presentation

The Company's financial statements are presented on an accrual basis consistent with accounting principles generally accepted in the United States ("GAAP"). References to GAAP issued by the Financial Accounting Standards Board ("FASB") in these notes are to the FASB Accounting Standards Codification ("ASC").

Reporting Period

The statements of operations, members' equity, and cash flows present financial activities covering the inception period of February 27, 2024 through May 22, 2024.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2: Summary of Significant Accounting Principles (continued)

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs that are supported by little or no market activity and are significant to the determination of estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Cash

For purposes of the balance sheet and statement of cash flows, the Company considers cash on hand and on deposit at banking institutions and all highly liquid instruments purchased with maturity of three months or less to be cash equivalents.

The Company maintains cash balances at financial institutions that are considered by management to be of high-credit quality. To date, the Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk with respect to its cash.

Accounts Receivable and Allowances for Doubtful Accounts

Accounts receivable are recorded at net realizable value based on amounts management expects to collect on balances outstanding at year-end less any amounts considered uncollectible. As of May 22, 2024, there were no accounts receivables.

Note 2: Summary of Significant Accounting Principles (continued)

Rental Real Estate Assets

The Company records land, building, and improvements at the cost of acquisition or construction. Direct costs associated with acquisitions, renewals, and betterments are capitalized as part of the basis of the rental real estate. Repairs and maintenance costs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful life of the asset. As of May 22, 2024, there were no rental real estate assets.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method based on the useful lives of the assets which range from three to fifteen years. Expenditures for major additions and improvements are capitalized. Normal repairs and maintenance and minor replacements are expensed as incurred. As of May 22, 2024, there were no property and equipment assets.

Right-of-Use Assets and Lease Liabilities

The Company accounts for its lease commitments following ASC 842-Leases. Operating lease liabilities are based on the net present value of the lease payments over the lease term. As of May 22, 2024, there were no operating or finance leases.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, the federal income tax effects of the Company's income or loss are passed through to the individual members. For state income tax purposes, the Company and property is located in the state of Florida and is not subject to state income taxes.

The Company accounts for uncertain tax positions in accordance with ASC Topic 740, Income Taxes. Based on its evaluation under ASC 740, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. Generally, the Company's tax filings are subject to examination by federal and state taxing authorities for three years after filing.

Note 2: Summary of Significant Accounting Principles (continued)

Revenue Recognition

The Company's revenue recognition policy is consistent with applicable revenue recognition guidance and interpretations for ASC Topic 606, Revenue from Contracts with Customers. The core principles of ASC 606 are to recognize revenue when promised goods or services are transferred to customers in an amount that reflects consideration that is expected to be received for those goods or services. ASC 606 defines a five-step process for revenue recognition which includes: (1) identifying contracts with customers, (2) identifying performance obligations in the contract, (3) determining the transaction price, (4) allocating the transaction price to the performance obligations in the contract, which may include an estimate of variable consideration, and (5) recognizing revenue when or as each performance obligation is satisfied. The Company's lease arrangements generally include standard payment terms which effectively relate to all customers and service arrangements regardless of customer type or size. If revenue recognition criteria are not satisfied, amounts received from customers are deferred until such time the revenue recognition criteria are met.

Rental income is recognized on a straight-line basis over the term of the related lease. Rental income recognition commences when the leased space is substantially ready for its intended use and the tenant takes possession of the leased space. Rents received in advance are deferred. Costs reimbursable from tenants include but not limited to property operating expenses, common area maintenance, real estate taxes, property insurance, and other recoverable costs and are recognized as expense recoveries in the period the recoverable costs are incurred. As of May 22, 2024, there was no rental income or active tenant lease agreements.

Subsequent Events

The Company has evaluated subsequent events through May 24, 2024, the date the financial statements were available for issuance.

Note 3: Going Concern

These financial statements are prepared on a going concern basis. The Company began operations in February 2024 and has incurred a cumulative loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations.

Note 3: Going Concern (continued)

Funding and Management's Plan

Based on information available as of May 24, 2024, management believes the Company's cash balance and expected cash flows will be sufficient to fund operations for at least the next twelve months. Management has implemented a business model that conserves funds and utilizes funds strategically. Projections for future cash flows may differ from actual results.

The Company is pursuing an equity offering via crowdfunding to raise up to $5,000,000. The proceeds will be used to acquire one to fourteen newly built condominium units located in Orlando, Florida from EP Orlando Condo Development II, LP. The condominium units acquired will be leased for two to five years as vacation rentals. Management may sell the acquired condominium units. Management believes the funds from the crowdfunding offering will be sufficient to implement its business plan.

If cash balances and cash that may be generated from operations are insufficient to continue operations, the Company may be required to obtain more working capital. The Company may seek to obtain working capital during in 2024 or thereafter through the issuance of members' equity units or through bank credit facilities or public or private debt from financial institutions where available. Management cannot be certain that additional funding will be available on acceptable terms, or at all. If management identifies sources for additional funding, the sale of additional equity interests or convertible debt may result in dilution to our members. The Company can give no assurance that it will generate sufficient cash flows in the future to satisfy liquidity requirements or sustain future operations or that other sources of funding, such as the sale of equity or debt, would be available or approved by the Company's security holders, if needed, on favorable terms or at all. If the Company fails to obtain additional working capital as and when needed, such failure could have a material adverse impact on the Company, results of operations and financial condition. Furthermore, such lack of funds may inhibit the ability to respond to competitive pressures or unanticipated capital needs, or may force the Company to reduce operating expenses, which would significantly harm the business and development of operations.

Note 4: Members' Equity

Crowdfunding Offering

The Company is pursuing an equity offering via crowdfunding to raise up to $5,000,000. The offering is expected to launch and to be open to investors beginning May 25, 2024. The offering is selling Class A shares for $1,000 per share.

Note 4: Members' Equity (continued)

Class A Shares (Investor Class)

Class A member units hold no voting rights or control of the Company. Class A members will receive 100% of their initial capital investment before Class B members participate in distributions and a 70% prorated share of future distributions thereafter. As of May 22, 2024, no Class A shares have been issued.

Class B Shares (Management Class)

Class B member units hold all voting rights and effectively control of the Company. Once Class A members are returned 100% of their initial capital investment, Class B members will receive a 30% prorated share of future distributions thereafter. As of May 22, 2024, no Class B shares have been issued.